Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

IN

IDEX BIOMETRICS ASA

An Extraordinary General Meeting of IDEX Biometrics ASA (“the Company”) will take place:

9 December 2022 at 9:00 hours CET

At the date of the instant notice the Company’s resolved share capital amounts to NOK 167,637,217.35 divided into 1,117,581,449 shares with par value per share of NOK 0.15. Each share gives the right to one vote at the Extraordinary General Meeting. At the date of the instant notice, the Company does not hold any of its own shares. The Company’s registered Articles of Association, last amended on 31 August 2022, is available at www.idexbiometrics.com. Note that the Articles were amended on 16 November 2022 in connection with Tranche 1 of the Private Placement, as defined in section 3 below, and on 18 November 2022 in connection with the exercise of incentive subscription rights, but these amended Articles have not yet been registered in the Register of Business Enterprises.

The Board has determined that the Extraordinary General Meeting will be held as an electronic meeting, whereby the shareholders can participate electronically by following the Extraordinary General Meeting through a live audiocast, submit questions in writing during the Extraordinary General Meeting and exercise voting rights through the electronic system. See the enclosed briefing for further information on how to participate online at the Extraordinary General Meeting.

If you wish to participate at the Extraordinary General Meeting, we ask that you submit the enclosed Notice of Attendance/Power of Attorney form to: DNB Bank ASA, Verdipapirtjenester, to arrive no later than 7 December 2022 at 12.00 hours CET. The Notice of Attendance/Power of Attorney form provides more information about attendance, voting etc. According to the Company’s Articles of Association, shareholders who have not timely given such Notice of Attendance may be barred from participating at the Extraordinary General Meeting.

When participating electronically, you will need to log in to the electronic meeting before the Extraordinary General Meeting opens in order to attend and vote at the Extraordinary General Meeting.

The Board invites the shareholders to submit questions to the Board in advance, and to exercise their voting rights by submitting Power of Attorney forms with voting instructions prior to the Extraordinary General Meeting.

Each shareholder may be accompanied by one adviser and the adviser may submit questions on behalf of the shareholder at the Extraordinary General Meeting. Furthermore, shareholders have the right to request information from the board members and the managing director in accordance with Section 5-15 of the Norwegian Public Limited Companies Act (“PLCA”).

The instant notice with attachments and other documents related to the Extraordinary General Meeting are available at the Company’s website www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com.

The Extraordinary General Meeting will consider and resolve the following matters. For the avoidance of doubt, it is noted that any shareholder has the right to put forward alternative resolutions on the various agenda items.

1.	Registration of participating shareholders; election of a person to chair the Meeting and a person to cosign the minutes

The Chair of the Board of the Company, Morten Opstad, will open the Extraordinary General Meeting. The Board proposes that Morten Opstad shall be elected to chair the Extraordinary General Meeting.

2.	Approval of the notice and the agenda of the Meeting

The Board proposes that the notice and agenda are approved.

3.	Private Placement; Issuance of Tranche 2 Shares and amendment of articles of association

Reference is made to the Company’s announcement at Oslo Børs NewsWeb on 16 November 2022 regarding the private placement of 150 million new shares at a subscription price of NOK 1.00 per share with gross proceeds amounting to NOK 150 million (the “Private Placement”). The Company has retained Arctic Securities AS and ABG Sundal Collier ASA (together the “Managers”) as managers in respect of the Private Placement.

The Board of Directors had in place a board authorization from the 12 May 2022 Annual General Meeting to issue shares in connection with private placements with a maximum total nominal value of NOK 15,188,229.81, representing 101,254,865 shares. As the authorization could not cover the entire Private Placement, the Private Placement has been structured as follows:

The Private Placement is divided into:

i)	one tranche consisting of 101,254,865 new shares (“Tranche 1” and the new shares issued thereunder the “Tranche 1 Shares”); and

ii)	one tranche consisting of 48,745,135 new shares (“Tranche 2” and the new shares issued thereunder the “Tranche 2 Shares”).

The Tranche 1 Shares were resolved issued by the Board of Directors on 16 November 2022 pursuant to the board authorization to issue shares given by the 12 May 2022 Annual General Meeting.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on Oslo Børs and Oslo Børs’ Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it has been in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the growth opportunities currently available to the Company. By structuring the equity raise as a private placement, the Company has been able to raise equity efficiently, with a 2 percent discount to the closing price on Oslo Børs on 16 November 2022, and at a lower cost and with significantly lower risk than in a rights issue.

Tranche 2 of the Private Placement remains subject to approval by the Extraordinary General Meeting, and any deviation from preferential rights would thus require the approval by the Extraordinary General Meeting.

Other than the Private Placement, there are no events of significant importance to the Company which have occurred after the last balance sheet date.

The last annual financial statements, annual report and auditor’s report is available at the Company’s office and on www.idexbiometrics.com for inspection.

Further to the foregoing, the Board of Directors proposes that the Extraordinary General Meeting passes the following resolution:

It is resolved that the Company’s share capital is increased with NOK 7,311,770.25 from NOK 167,637,217.35 to NOK 174,948,987.60 by issuance of 48,745,135 new shares, each having a par value of NOK 0.15, in a private placement of shares for a subscription price per share of NOK 1.00. The total subscription amount is NOK 48,745,135 of which NOK 7,311,770.25 is par value and 41,433,364.75 is share premium. The new shares shall be subscribed for in substantially equal parts by Arctic Securities AS and ABG Sundal Collier ASA for redelivery of shares borrowed by the managers in connection with the placement pursuant to a share lending agreement dated 16 November 2022. The existing shareholders’ preferential right is deviated from. Subscription for the new shares shall be made on a separate subscription form. The subscription shall be made no later than 13 December 2022 (or such later date as determined by the Board, but no later than 20 December 2022). The subscription price shall be paid within 13 December 2022 to a bank account specified by the Company in writing (or such later date as determined by the Board, but no later than 20 December 2022). The new shares shall carry shareholder rights, including right to dividends or other distributions that are declared, from registration of the share capital increase in the Norwegian Register of Business Enterprises. The estimated costs related to the private placement, both Tranche 1 and Tranche 2, are approximately NOK 7 million, which includes fees to the Managers and the legal advisors assisting on the placement.

By reason of the proposed share issue in section 3, the Board of Directors proposes that Section 5 of the Company’s Articles of Association is amended to read:

“The Company’s share capital is NOK 174,948,987.60 divided into 1,166,326.584 shares each with a nominal value of NOK 0.15 per share and issued in name.”

4.	Renewal of the Board authorization to increase the Company’s share capital by issuance of new shares

The Board proposes to renew the Board authorization granted by the Annual General Meeting on 12 May 2022 which allows the Board to issue new shares in connection with private placements and / or rights issues, as the issuance of the Tranche 1 Shares according to Board resolution on 16 November 2022 utilized the full scope of said Board authorization.

Generally, as the Company is working to further develop its business operations, it may be necessary that the Board is able to commit transactions on a short notice. The required 21-days’ notice for a general meeting may delay this process.

The Board proposes that the board authorizations shall be maximized individually and collectively to a total nominal value of NOK 17,494,898.76, representing 10 per cent of the share capital of the Company following the completion of the Private Placement (including the share capital increase in connection with Tranche 2 of the Private Placement in accordance with section 3).

The Board proposes that the authorizations shall expire on the date of the 2023 Annual General Meeting, however no later than 30 June 2023.

By reason of the above, the Board proposes the adoption of the following separate authorizations to the Board to issue shares:

(a)	Board authorization to issue shares in private placements

1.

The Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 17,494,898.76 (representing 10 per cent of the resolved share capital of the Company following registration of Tranche 1 as announced on Oslo Børs on 16 November 2022 and approval of Tranche 2 of the Private Placement); provided, however, that under no circumstances shall the number of shares that may be issued by the Board individually and collectively under this section 5 exceed 10% of the registered share capital in the Company at the time the authorization is used. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorization contained in this agenda item 5 and the resolution in item 7.1 in the minutes from the 2021 Annual General Meeting).

2.

The authorization may be used in connection with private placements and share issues to suitable investors (may be existing and/or new shareholders, hereunder employees in the Company) in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.

In the event the Company’s share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.	Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.

5.	The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

6.

Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

7.

The Annual General Meeting authorizes the Board to amend the Company’s Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8.	The authorization shall be valid until the 2022 Annual General Meeting, but not later than 30 June 2022.

9.

The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10.	Shares that are not fully paid cannot be transferred or sold.

(b)	Board authorization to issue shares in rights issues

1.

The Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 17,494,898.76 (representing 10 per cent of the resolved share capital of the Company following registration of Tranche 1 as announced on Oslo Børs on 8 November 2022 and approval of Tranche 2 of the Private Placement); provided, however, that under no circumstances shall the number of shares that may be issued by the Board individually and collectively under this section 5 exceed 10% of the registered share capital in the Company at the time the authorization is used. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorization contained in this agenda item 5 and the resolution in item 7.1 in the minutes from the 2021 Annual General Meeting).

2.

The instant authorization may be used in connection with rights issue to existing shareholders of the Company in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.

In the event the Company’s share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.	The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

5.

Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

6.

The Annual General Meeting authorizes the Board to amend the Company’s Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

7.	The authorization shall be valid until the 2022 Annual General Meeting, but not later than 30 June 2022.

8.

The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

9.	Shares that are not fully paid cannot be transferred or sold.

*****

18 November 2022

IDEX Biometrics ASA

Morten Opstad

Chair of the Board of Directors

Ref no: PIN code: Extraordinary General Meeting 9 December 2022 at 09.00 hrs. CET

Registered shareholding as of 18 November 2022: _____________

The general meeting is held as an online meeting. You may attend physically by use of a PC, smartphone or tablet. You may grant proxy with or without voting instructions, see below and overleaf.

Your attendance or proxies must be received by 7 December 2022 at 12.00 hrs (noon) CET.

Registration of online attendance

Shareholders who wish to attend are requested to register by 7 December 2022 at 12.00 hrs CET.

Registration at the company’s website www.idexbiometrics.com/investors/general-meetings or through VPS Investor Services.

If you are unable to register electronically, you may send this form by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway.

Please refer to the enclosed Lumi guide on how to attend on line. You must be logged in before the meeting starts. If you are not logged in before the general meeting starts, you will not be able to attend. Log in opens one hour before the meeting starts.

Please log in at web.lumiagm.com/119094010

If a shareholder grants proxy but wishes to attend online, we ask for a short e-mail to that effect to genf@dnb.no by 7 December 2022 at 12.00 CET.

Reference number and PIN

Reference number and PIN are printed above and are also available in VPS Investor Services (Corporate Actions – General Meeting – click IDEX’s ISIN). Investor Services can be accessed either through www.euronextvps.no/ or your account operator. You can also obtain your reference number and PIN code by contacting DNB Bank Registrar’s Dept by phone +47 2326 8020 or by e-mail genf@dnb.no.

Proxy without voting instructions	Ref no:	PIN code:

This proxy form is to be used for granting proxy without voting instructions. To grant a proxy with voting instructions, please use page 2.

The proxy form must be received by DNB Bank ASA, Registrar’s Dept no later than 7 December 2022 at 12.00 hrs CET.

The proxy may be sent electronically at https://www.idexbiometrics.com/investors/general-meetings/ or through VPS Investor Services. The proxy form may also be sent by e-mail to genf@dnb.no, or post to DNB Bank ASA, Registrar’s Department, P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway. Fax is not available.

The undersigned ______________________________________ hereby grants (tick one of the two):

☐	the Chair of the Board (or a person authorised by the Board), or

☐

(Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the extraordinary general meeting on 9 December 2022.

Place	Date	Shareholder’s signature
(Signature only when granting a proxy)

Proxy with voting instructions	Ref no:	PIN code:

This proxy form is to be used for a proxy with voting instructions. You may grant a proxy with voting instructions directly to your proxy holder, or you may send this proxy form without naming the proxy holder. In the latter case the proxy will be deemed to have been given to the Chair of the Board of Directors or a person authorised by the Board of Directors. The proxy must be dated and signed.

The proxy form must be received by DNB Bank ASA, Registrar’s Dept. no later than 7 December 2022 at 12.00 hrs. CET.

It may be sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrar’s Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. Fax is not available.

The undersigned _____________________________________________

hereby grants the Chair of the Board or a person authorised by the Board proxy to attend and vote for my/our shares at the extraordinary general meeting on 9 December 2022.

The votes shall be cast in accordance with the instructions below. Please note that if any items below are not not ticked off, this will be deemed to be an instruction to vote “for” the proposals in the notice. However, if any motions are made from the floor in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. In such case, the proxy holder will vote on the basis of his or her reasonable understanding of the instruction. The same applies if there is any doubt as to how the instructions should be understood. Where no reasonable interpretation is possible, the proxy holder may abstain from voting.

Items	For	Against	Abstain

1. Election of a person to chair the meeting and a person to co-sign the minutes	☐	☐	☐

2. Approval of the notice and agenda of the meeting	☐	☐	☐

3. Private Placement; Issuance of Tranche 2 Shares and amendment of articles of association	☐	☐	☐

4 (a) Board authorization to issue shares in private placements	☐	☐	☐

4 (b) Board authorization to issue shares in rights issues	☐	☐	☐

Place	Date	Shareholder’s signature
(Signature only when granting a proxy)